FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  September, 2008

26 September, 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO. 1       Press release of British Sky  Broadcasting  Group plc announcing AGM Poll Voting Results released on  26 September, 2008

British Sky Broadcasting Group plc
AGM - shareholders approve all resolutions
26 September 2008

BRITISH SKY BROADCASTING GROUP PLC
(the "Company")

Annual General Meeting

At the Annual General Meeting of the Company held today at The Cumberland Hotel,
Great Cumberland Place
,
London
 W1H 7DL at 10.00 a.m., all resolutions were duly passed on a poll. The poll voting results are as follows:

1.
    To receive the financial statements for the year ended 30 June 2008, together with the report of the Directors and Auditors thereon.

Votes for	%	Votes against	%	Votes withheld
1,407,720,494	99.95	684,706	0.05	34,934

2.
    To declare a final dividend for the year ended 30 June 2008.

Votes for	%	Votes against	%	Votes withheld
1,408,182,999	99.99	153,254	0.01	103,881

3.
    To reappoint Andrew Griffith as a Director.

Votes for	%	Votes against	%	Votes withheld
1,404,177,310	99.70	4,246,675	0.30	16,149

4.
    To reappoint Daniel Rimer as a Director.

Votes for	%	Votes against	%	Votes withheld
1,405,493,795	99.79	2,927,297	0.21	19,042

5.
    To reappoint David Evans as a Director.

Votes for	%	Votes against	%	Votes withheld
1,399,013,545	99.33	9,404,319	0.67	20,216

6.
    To reappoint Allan Leighton as a Director.

Votes for	%	Votes against	%	Votes withheld
1,398,410,805	99.29	10,011,636	0.71	15,639

7.
    To reappoint James Murdoch as a Director.

Votes for	%	Votes against	%	Votes withheld
1,225,266,629	93.98	78,513,312	6.02	104,660,192

8.
    To reappoint Lord Wilson of Dinton as a Director.

Votes for	%	Votes against	%	Votes withheld
1,405,470,457	99.79	2,944,887	0.21	24,790

9.
    To reappoint David F. DeVoe as a Director.

Votes for	%	Votes against	%	Votes withheld
1,394,922,971	99.04	13,496,397	0.96	20,341

10.
    To reappoint Arthur Siskind as a Director.

Votes for	%	Votes against	%	Votes withheld
1,390,053,548	98.70	18,366,728	1.30	19,076

11.
    To reappoint Deloitte & Touche LLP as Auditors of the Company and to authorise the Directors to agree their remuneration.

Votes for	%	Votes against	%	Votes withheld
1,381,252,743	99.73	3,681,693	0.27	23,505,697

12.
    To approve the report on Directors' remuneration for the year ended 30 June 2008.

Votes for	%	Votes against	%	Votes withheld
1,351,236,642	96.00	56,295,166	4.00	908,325

13.
    To authorise the Company and its subsidiaries to make political donations and incur political expenditure.

Votes for	%	Votes against	%	Votes withheld
1,385,959,031	98.89	15,526,852	1.11	6,976,940

14.
    To authorise the Directors to allot shares under section 80 Companies Act 1985.

Votes for	%	Votes against	%	Votes withheld
1,406,895,603	99.89	1,507,016	0.11	37,514

15.
    To disapply statutory pre-emption rights (Special Resolution).

Votes for	%	Votes against	%	Votes withheld
1,404,766,570	99.74	3,626,044	0.26	45,566

16.
    To increase the maximum aggregate fees permitted to be paid to Non-Executive Directors for their services in the office of Director.

Votes for	%	Votes against	%	Votes withheld
1,405,043,105	99.82	2,548,429	0.18	848,599

17.
    To adopt new Articles of Association (Special Resolution).

Votes for	%	Votes against	%	Votes withheld
1,404,124,595	99.71	4,137,224	0.29	178,314

18.
    To approve the 2008 Long-Term Incentive Plan.

Votes for	%	Votes against	%	Votes withheld
1,306,172,819	94.87	70,579,632	5.13	31,687,682

Notes:

(i)
    The votes "for" include those votes giving the Chairman discretion.

(ii)
    A "vote withheld" is not counted towards the votes cast "for" or "against" a resolution.

Dave Gormley
Company Secretary

END

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 26 September, 2008

   By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary